UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3/A

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

NEW MILLENNIUM HOMES, LLC

(Name of applicant)

23622 Calabasas Road, Suite 149

Calabasas, California 91302

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT
Zero Coupon Notes due December 31, 2007	Up to an initial aggregate principal amount of $114,051,000[1]

Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

Name and address of agent for service:

Louis J. Malone

c/o New Millennium Homes, LLC

23622 Calabasas Road, Suite 149

Calabasas, California 91302

With a copy to:

Karen E. Bertero

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

[1]	In addition to such additional amounts as may be issued from time to time pursuant to the related indenture.

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

GENERAL

1.    General Information.

(a)    The Applicant, New Millennium Homes, LLC (“New Millennium”), is a limited liability company.

(b)    The Applicant was organized under the laws of the State of Delaware.

2.    Securities Act Exemption Applicable.

Upon the terms and subject to the conditions set forth in an Exchange Offer and Consent Solicitation (the “Exchange Offer”) and an accompanying letter of transmittal and consent form (the “Letter of Transmittal and Consent Form”) to be filed as exhibits hereto, New Millennium intends to offer to exchange (the “Exchange”) up to $114,051,000 principal amount of its Zero Coupon Notes due December 31, 2007 (the “New Notes”) for all its outstanding Zero Coupon Notes due December 31, 2004 (the “Old Notes”) properly tendered for exchange and not withdrawn prior to the expiration date, as it may be extended. The New Notes will be issued after qualification pursuant to the indenture to be qualified under this Form T-3 (the “New Indenture”).

Pursuant to the Exchange Offer, New Millennium also intends to solicit the consent of the holders of Old Notes to (a) certain amendments to the indenture (the “Old Indenture”) pursuant to which the Old Notes were issued, (b) the termination of the related pledge agreement (the “Old Pledge Agreement”) dated as of August 17, 2000 by and between the Applicant, as Pledgor, and U.S. Bank National Association, as Secured Party, and (c) the release of the capital stock of New Millennium’s two subsidiaries currently pledged as collateral pursuant to the Old Pledge Agreement.

The Exchange Offer is being made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. There have not been and there will not be any sales of New Notes either by the Applicant or by or through an underwriter at or about the same time as the Exchange Offer. No cash payment has been made or will be made by any holder of the New Notes.

New Millennium has engaged U.S. Bank National Association to act as exchange and solicitation agent (the “Exchange Agent”) in connection with the Exchange Offer. The Exchange Agent will not solicit any Exchange of Old Notes of any holder of Old Notes nor make any recommendation to any holder of Old Notes with respect to the Exchange Offer, and no portion of the fee to be paid to the Exchange Agent will be contingent on the consummation of the Exchange. The Exchange Agent will assist New Millennium by contacting holders of Old Notes to inquire whether they have received the Exchange Offer and related materials or have any questions concerning the documents. Any answers provided by the Exchange Agent will be limited to the information contained in the Exchange Offer and related materials. In addition, the Exchange Agent will review documentation submitted by tendering note holders to determine compliance with the requirements of the Exchange Offer. The Exchange Agent will be paid a fee of $6,000 and will be reimbursed for its out-of-pocket expenses. Other than such fees, no consideration has been or will be given, directly or indirectly, to any person in connection with the Exchange Offer. The Applicant will not pay any commission or other remuneration to any broker, dealer, salesperson or other person for soliciting tenders of Old Notes pursuant to the Exchange Offer.

AFFILIATIONS

3.    Affiliates.

The following table sets forth information regarding the beneficial ownership of the outstanding voting stock of New Millennium as of December 31, 2002 by:

•
each person known to New Millennium to be the beneficial owner of more than 5% of the outstanding Common Shares and/or Series A Participating Perpetual Preferred Shares (the “Series A Shares”) of New Millennium; and

•	each director and executive officer of New Millennium.

Name and Complete Mailing Address of Affiliate	Security Beneficially Owned	Percent of Outstanding Securities
B III Capital Partners, L.P. c/o DDJ Capital Management, LLC 141 Linden Street Wellesley, MA 02482	4,011,613 Common Shares 25,250 Series A Shares	19.91% 20.53%

DayStar Partners, L.P. 4111 Theodore Fremd Ave. Rye, NY 10580	5,237,901 Common Shares 35,131 Series A Shares	26.00% 28.56%

Kane & Co. c/o Chase Manhattan Bank 4 New York Plaza 11th Floor New York, NY 10004	1,079,146 Common Shares 15,250 Series A Shares	5.36% 12.40%

Goldman Sachs & Co. 85 Broad Street 6th Floor New York, NY 10004	1,354,293 Common Shares 7,000 Series A Shares	6.72% 5.69%

FamCo Value Income Partners, LP 121 Outrigger Mall Marina Del Rey, CA 90292 Attn: Kenneth B. Funsten	10,690 Series A Shares	8.69%

Kenneth B. Funsten, Director[2] c/o New Millennium Homes, LLC 23622 Calabasas Road, Unit 149 Calabasas, California 91302	861,263 Common Shares 12,975 Series A Shares	4.28% 10.55%

[2]
Mr. Funsten may be deemed to be the beneficial owner of an aggregate of 861,263 Common Shares and 12,975 Series A Shares by virtue of his positions as (a) a General Partner of FamCo Value Income Partners, LP (beneficial owner of 715,241 Common Shares and 10,690 Series A Shares) in his individual capacity, and (b) as President of Funsten Asset Management Company, which also is a General Partner of FamCo Value Income Partners, LP and serves as the investment advisor to FamCo Offshore LTD (beneficial owner of 146,022 Common Shares and 2,285 Series A Shares). Mr. Funsten also is a Director of FamCo Offshore LTD. Mr. Funsten disclaims beneficial ownership of those shares.

Name and Complete Mailing Address of Affiliate	Security Beneficially Owned	Percent of Outstanding Securities
Dale V. Kesler, Director c/o New Millennium Homes, LLC 23622 Calabasas Road, Unit 149 Calabasas, California 91302	6,000 Common Shares	*

Judy K. Mencher, Director[3] c/o DDJ Capital Management, LLC 141 Linden Street Wellesley, MA 02482	4,585,275 Common Shares 25,250 Series A Shares	22.76% 20.53%

Michael Murr, Director[4] c/o DayStar Partners, L.P. 4111 Theodore Fremd Ave. Rye, NY 10580	5,237,901 Common Shares 35,131 Series A Shares	26.00% 28.56%

Charles Yamarone, Director c/o New Millennium Homes, LLC 23622 Calabasas Road, Unit 149 Calabasas, California 91302	6,000 Common Shares	*

Louis J. Malone, Director and Executive Officer c/o New Millennium Homes, LLC 23622 Calabasas Road, Unit 149 Calabasas, California 91302	151,323 Common Shares	*

*	Less than 1%

[3]
Ms. Mencher may be deemed to be the beneficial owner of the 4,579,275 Common Shares and 25,250 Series A Shares owned by B III Capital Partners (4,011,613 Common Shares and 25,250 Series A Shares), Copernicus Fund, L.P. (111,939 Common Shares) and Galileo Fund, L.P. (455,723 Common Shares), by virtue of her position as a managing member of DDJ Capital Management, LLC, which in turn is (a) the Manager of DDJ Capital III, LLC and General Partner of B III Capital Partners, L.P. (b) a member of DDJ Copernicus LLC, which is the General Partner of the Copernicus Fund, and (c) the General Partner of the Galileo Fund. Ms. Mencher disclaims beneficial ownership of those shares. Ms. Mencher also beneficially owns 6,000 Common Shares in her individual capacity.

[4]
Mr. Murr may be deemed to be the beneficial owner of the 5,237,901 Common Shares and 35,131 Series A Shares owned by DayStar Partners, L.P. by virtue of his position as a Managing Director of DayStar Partners, L.P. Mr. Murr disclaims beneficial ownership of those shares.

Corporate Affiliates.

Set forth below are the direct or indirect subsidiaries of New Millennium. The capital stock of these subsidiaries is wholly-owned by New Millennium.

Subsidiaries of New Millennium.**

NM Homes One, Inc., a Delaware corporation.

NM Homes Two, Inc., a Delaware corporation.

MANAGEMENT AND CONTROL

4.    Directors and Executive Officers.

Set forth below are the names, complete mailing addresses and all offices held by the directors and executive officers of New Millennium and all persons chosen to become directors or executive officers.

Name	Address	Office

Kenneth B. Funsten	c/o New Millennium Homes, LLC 23622 Calabasas Road, Suite 149 Calabasas, California 91302	Director since September 2000

Dale V. Kesler	c/o New Millennium Homes, LLC 23622 Calabasas Road, Suite 149 Calabasas, California 91302	Director since September 1997

Judy K. Mencher	c/o DDJ Capital Management, LLC 141 Linden Street Wellesley, MA 02482	Director since September 1997; Co-Chairman of the Board since October 2000

Michael Murr	c/o DayStar Partners, L.P. 4111 Theodore Fremd Ave. Rye, NY 10580	Director since February 2000; Co-Chairman of the Board since October 2000

Chuck Yamarone	c/o New Millennium Homes, LLC 23622 Calabasas Road, Suite 149 Calabasas, California 91302	Director since September 1997

**
The respective boards of New Millennium Homes, LLC, NM Homes One, Inc. and NM Homes Two, Inc. have approved an agreement and plan of reorganization whereby NM Homes One, Inc., a wholly owned subsidiary of New Millennium, will be merged into NM Homes Two, Inc., a wholly owned subsidiary of New Millennium, with NM Homes Two, Inc. surviving the merger as the sole subsidiary of New Millennium Homes, LLC.

Name	Address	Office
Louis J. Malone	c/o New Millennium Homes, LLC 23622 Calabasas Road, Suite 149 Calabasas, California 91302	President and Chief Executive Officer; Director since November 2000
Marika Erdely	c/o New Millennium Homes, LLC 23622 Calabasas Road, Suite 149 Calabasas, California 91302	Chief Financial Officer, Secretary and Treasurer

5.    Principal Owners of Voting Securities.

The following table sets forth information regarding each beneficial owner of 10 percent or more of New Millennium’s voting securities as of December 31, 2002. New Millennium is not aware of any other person owning 10 percent or more of its voting securities.

Name and Mailing Address	Title of Class	Amount Owned	% Owned
B III Capital Partners c/o DDJ Capital Management, LLC 141 Linden Street Wellesley, MA 02482	Common Shares	4,011,613	19.91%

Judy K. Mencher[5] c/o DDJ Capital Management, LLC 141 Linden Street Wellesley, MA 02482	Common Shares	4,585,275	22.76%

DayStar Partners, L.P. 4111 Theodore Fremd Ave. Rye, NY 10580	Common Shares	5,237,901	26.00%

Michael Murr[6] c/o DayStar Partners, L.P. 4111 Theodore Fremd Ave. Rye, NY 10580	Common Shares	5,237,901	26.00%

[5]
Ms. Mencher may be deemed to be the beneficial owner of the 4,579,275 Common Shares and 25,250 Series A Shares owned by B III Capital Partners (4,011,613 Common Shares and 25,250 Series A Shares), Copernicus Fund, L.P. (111,939 Common Shares) and Galileo Fund, L.P. (455,723 Common Shares), by virtue of her position as a member of DDJ Capital Management, LLC, which in turn is (a) the Manager of DDJ Capital III, LLC and General Partner of B III Capital Partners, L.P., (b) a member of DDJ Copernicus LLC, which is the General Partner of the Copernicus Fund, and (c) the General Partner of the Galileo Fund. Ms. Mencher disclaims beneficial ownership of those shares. Ms. Mencher also beneficially owns 6,000 Common Shares in her individual capacity.

[6]
Mr. Murr may be deemed to be the beneficial owner of the 5,237,901 Common Shares and 35,131 Series A Shares owned by DayStar Partners, L.P. by virtue of his position as a Managing Director of DayStar Partners, L.P. Mr. Murr disclaims beneficial ownership of those shares.

UNDERWRITERS

6.    Underwriters.

(a)    Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of New Millennium which were outstanding on the date this Application was filed.

(b)    No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Indenture.

CAPITAL SECURITIES

7.    Capitalization.

(a)    Set forth below is certain information with respect to each authorized class of securities of New Millennium as of December 31, 2002:

Capital Stock as of December 31, 2002

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	30,000,000 shares	20,144,595 shares

Series A Participating Perpetual Preferred Shares	126,000 shares	123,000 shares

Debt Securities as of December 31, 2002

Designation of Debt	Amount Authorized	Amount Outstanding
12% Senior Notes due September 3, 2004	$126,000,000 aggregate principal amount	$3,000,000 aggregate principal amount

Zero Coupon Notes due December 31, 2004	$116,843,000 aggregate principal amount	$114,051,000 aggregate principal amount

(b)    Holders of Common Shares are entitled to one vote per Common Share on all matters submitted to a vote of shareholders.

Other than as required by applicable law, the holders of Series A Shares have no voting or approval rights with respect to New Millennium or the conduct of its affairs, except that:

•
amendments to the Limited Liability Company Agreement of New Millennium that would enlarge the obligations of any holder of Series A Shares (including any amendment to the Certificate of Designations of such securities) must be approved by each effected holder;

•	amendments that would have an adverse effect on the powers, rights or preferences of the Series A Shares must be approved by the holders of not less than two-thirds of the outstanding shares of such securities; and

•	if New Millennium fails to make required distributions on the Series A Shares, the number of authorized members of the board of directors automatically shall increase by two and the holders of the then outstanding Series A Shares shall be entitled to vote as a class to elect two members of the board of directors at the next annual meeting of shareholders. This right shall continue until the required distributions have been paid, at which time the number of authorized members of the board of directors automatically shall be decreased by two.

The holders of 12% Senior Notes due September 3, 2004 and the holders of Old Notes do not have voting rights, other than with respect to amendments to certain provisions of the related indentures effecting the rights of holders of such respective securities.

INDENTURE SECURITIES

8.    Analysis of Indenture Provisions.

The New Notes will be subject to the New Indenture between the Applicant and U.S. Bank National Association, as trustee (the “Trustee”). The obligations of the Applicant under the Indenture will be guaranteed jointly and severally by NM Homes One, Inc. and NM Homes Two, Inc., each a wholly-owned subsidiary of the Applicant, or by NM Homes Two, Inc. alone if the merger of NM Homes Two into NM Homes One described above has been completed by the date the New Notes are issued (such guarantor subsidiary or subsidiaries, as the case may be, the “Guarantor”), pursuant to a guaranty executed by Guarantor in favor of the Applicant. The following is a general description of certain provisions of the New Indenture to be filed as an exhibit hereto. The following description is qualified in its entirety by reference to the New Indenture to be filed as an exhibit hereto. Capitalized terms used below and not defined herein have the meanings ascribed to such terms in the New Indenture.

(a)    Events of Default; Withholding of Notice. The term “Event of Default” when used in the New Indenture means any one of the following:

•	default in the payment of the principal of, or premium, if any, on the New Notes when it becomes due and payable at maturity, upon acceleration, redemption or otherwise;

•	New Millennium or any Subsidiary defaults in the performance of or breaches any other covenant or agreement in the New Indenture, under the New Notes or under any pledge agreement or guarantee executed and delivered by New Millennium or any Subsidiary in connection with the issuance of the New Notes (collectively, the “Applicable Documents”), and such default continues for 30 consecutive days after notice of default from the Trustee or notice of default to New Millennium and the Trustee by the holders of more than 25% of the aggregate outstanding principal amount of New Notes;

•
an event of default occurs with respect to any issue or issues of Indebtedness of New Millennium and/or one or more of its subsidiaries having an outstanding principal amount of $15 million or more in the aggregate for all such issues of all such entities and the holders thereof declare such Indebtedness due and payable prior to its stated maturity and such Indebtedness is not paid in full, or the acceleration thereof is not rescinded or annulled, within 30 days after such acceleration;

•
any final judgment or order (not covered by insurance) for the payment of money in excess of $15 million is rendered against New Millennium or any subsidiary and is not discharged and there is any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders to exceed $10 million during which a stay of enforcement of such final judgment or order is not in effect;

•	certain events of bankruptcy, insolvency, reorganization, liquidation or winding up relating to New Millennium or its subsidiaries;

•
New Millennium and/or one or more of its subsidiaries fails to make at the final (but not any interim) fixed maturity of one or more issues of Indebtedness a principal payment or payments aggregating more than $10 million and all such defaulted payments are not made, waived or extended within 30 days of the payment default which caused the aggregate amount of such defaulted payments to exceed $10 million; or

•
any of the Applicable Documents ceases, for any reason, to be in full force and effect in any material respect, except as a result of an amendment, waiver or termination thereof as contemplated or permitted therein.

The New Indenture provides that the Trustee will give notice of default by mail to all holders of New Notes within 90 days after the occurrence of the default, unless the default has been cured or waived prior to the date that notice otherwise would have been required to be delivered; provided, however, that, except in the case of a default in the payment of the principal of the New Notes, the Trustee may withhold such notice if and so long as the Board of Directors of New Millennium, the executive committee or a trust committee of directors or trustees or Responsible Officers (as defined in the New Indenture) of the Trustee, or any combination of the foregoing, in good faith determine that withholding notice is in the interest of the holders of the New Notes.

In case an Event of Default occurs and is continuing, the Trustee or the Holders of not less than 25% of the outstanding principal amount of the New Notes may declare the principal of and accrued interest on all the New Notes to be immediately due and payable, by delivering notice in writing to New Millennium (and to the Trustee, if given by the holders of the New Notes). Such declaration automatically will be annulled and rescinded in the case of a default described in the third bullet point above, if the event of default triggering the Event of Default is cured by the applicable entity or waived by the holders of the relevant Indebtedness within 30 days after such Event of Default and the applicable entity delivers a certificate of an appropriate officer to that effect. Any past defaults may be waived (and any acceleration rescinded and annulled) by the holders of a majority of the then outstanding aggregate principal amount of the New Notes, upon the conditions provided in the New Indenture.

(b)    Authentication and Delivery of New Notes; Application of Proceeds. The New Notes will be executed on behalf of the Applicant by one of its officers under its corporate seal reproduced thereon attested by another of the Applicant’s officers. The signature of any such officers on the New Notes may be manual or facsimile. A New Note will not be valid until there appears on such New Note a certificate of authentication duly executed by the Trustee by manual signature of an authorized officer.

Because the New Notes are being issued in exchange for the Old Notes, there will be no proceeds from the issuance of the New Notes.

(c)    Release or Substitution of Property. In order to secure the payment of all principal and all other obligations of New Millennium under the New Indenture, New Millennium will pledge pursuant to a pledge agreement (the “New Pledge Agreement”) all of the issued and outstanding capital stock of the Guarantor (the “Pledged Stock,” all of which is owned by the Applicant), which capital stock currently is pledged as security for the Applicant’s obligations under the Old Indenture and the Old Notes pursuant to the Old Pledge Agreement. The Pledged Stock will be released from the security interest created by the New Pledge Agreement if:

•	pursuant to the New Indenture:

•
all New Notes previously authenticated and delivered (and any securities issued under the New Indenture) have been delivered to the Trustee for cancellation and New Millennium has paid all sums payable by it under the New Indenture; or

•	the New Notes mature within one year or all of them are to be called for redemption within one year, and:

•	New Millennium deposits funds in irrevocable trust sufficient to pay all principal on the New Notes to the date of maturity or redemption and any other amounts due under the New Indenture;

•	no Event of Default has occurred and exists as of the date of deposit;

•	such deposit does not violate or constitute a default under the New Indenture or any other agreement to which New Millennium is bound; and

•	New Millennium delivers an officers’ certificate and opinion of counsel that all conditions precedent to the satisfaction and discharge of the New Indenture have been complied with; and

•	pursuant to the New Pledge Agreement:

•
the “Secured Obligations” have been paid in full. “Secured Obligations” are defined as any and all present and future obligations and liabilities of the Pledgor of every type and description to the Secured Party, or any of its successors or assigns, or any Person entitled to indemnification under the New Indenture or the New Notes, arising under or in connection with the New Indenture and/or the New Notes (whether for principal, interest, letter of credit or other reimbursement obligations, cash collateral cover, fees, expenses, indemnities or other amounts (including attorneys’ fees and expenses)) or arising under or in connection with the New Pledge Agreement, including for reimbursement of amounts that may be advanced or expended by the Secured Party:

•
to satisfy amounts required to be paid by the Pledgor under the New Pledge Agreement, the New Indenture and/or the New Notes for taxes, insurance premiums or otherwise (together with interest, to the extent provided); or

•	to maintain or preserve any collateral or to create, perfect, continue or protect any collateral or security interest therein, or its priority.

(d)    Satisfaction and Discharge of the New Indenture. The New Indenture will be discharged and canceled if:

•
all New Notes previously authenticated and delivered (and any securities issued under the New Indenture) have been delivered to the Trustee for cancellation and New Millennium has paid all sums payable by it under the New Indenture; or

•	the New Notes mature within one year or all of them are to be called for redemption within one year, and:

•	New Millennium deposits funds in irrevocable trust sufficient to pay all principal on the New Notes to the date of maturity or redemption and any other amounts due under the New Indenture;

•	no Event of Default has occurred and exists as of the date of deposit;

•	such deposit does not violate or constitute a default under the New Indenture or any other agreement to which New Millennium is bound; and

•	New Millennium delivers an officers’ certificate and opinion of counsel that all conditions precedent to the satisfaction and discharge of the New Indenture have been complied with; and

(e)    Statement as to Compliance. The Applicant is required to furnish an officers’ certificate to the Trustee within 120 days after the close of each fiscal year to the effect that a review of its activities has been made to determine compliance with its obligations under the New Indenture and the New Notes and as to whether the signer(s) knows of any default in the fulfillment of any such obligation during the preceding fiscal year. If New Millennium knows of any such default, it must promptly notify the Trustee of such default and the action it is taking and proposes to take with respect thereto.

9.    Other Obligors.

The full performance of the New Notes and the New Indenture by New Millennium will be guaranteed jointly and severally by NM Homes One, Inc. and NM Homes Two, Inc., (or by NM Homes Two, Inc. alone if the merger of NM Homes Two into NM Homes One described above has been completed by the date New Notes are issued) as Guarantor for the New Notes. NM Homes One, Inc. and NM Homes Two, Inc. are wholly-owned subsidiaries of New Millennium, with a mailing address of 23622 Calabasas Road, Suite 149, Calabasas, California 91302.

Contents of application for qualification. This application for qualification comprises:

•	Pages numbered 1 to 13, consecutively (and an attached Exhibit Index);

•	The statement of eligibility and qualification of each trustee under the indenture to be qualified (to be filed as Exhibit 99.1 hereto by amendment); and

•	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit T3A*

Certificate of Formation of New Millennium Homes, LLC, currently in effect (incorporated by reference to Exhibit T3A to Form T-3 (file No. 22-22469) initially filed by the Applicant with the Commission on June 12, 2000 and subsequently amended).

Exhibit T3B*

Limited Liability Company Agreement of New Millennium Homes, LLC, as amended and currently in effect (incorporated by reference to Exhibit T3B to Form T-3 (file No. 22-22469) initially filed by the Applicant with the Commission on June 12, 2000 and subsequently amended).

Exhibit T3C	Form of New Indenture among New Millennium Homes, LLC as issuer, NM Homes Two, Inc., as Guarantor, and U.S. Bank National Association, as Trustee.

Exhibit T3E.1	Form of Exchange Offer and Consent Solicitation.

Exhibit T3E.2	Form of Letter of Transmittal and Consent Form.

Exhibit T3E.3	Form of Letter to Brokers.

Exhibit T3E.4	Form of Letter from Brokers to Clients.

Exhibit T3E.5	Form of Letter to Registered Holders.

Exhibit T3E.6	Notice of Guaranteed Delivery.

Exhibit T3F

Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act (to be included as part of Exhibit T3C).

Exhibit 99.1	Statement of Eligibility and Qualification on Form T-1 of U.S. Bank National Association, as Trustee.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, New Millennium Homes, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Calabasas, State of California, on the 7th day of February, 2003.

(SEAL)	NEW MILLENNIUM HOMES, LLC

	By:	/s/ LOUIS J. MALONE
Louis J. Malone President and Chief Executive Officer

Attest:	/s/ MARIKA ERDELY
Marika Erdely Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A*

Certificate of Formation of New Millennium Homes, LLC, currently in effect (incorporated by reference to Exhibit T3A to Form T-3 (file No. 22-22469) initially filed by the Applicant with the Commission on June 12, 2000 and subsequently amended).

Exhibit T3B*

Limited Liability Company Agreement of New Millennium Homes, LLC, as amended and currently in effect (incorporated by reference to Exhibit T3B to Form T-3 (file No. 22-22469) initially filed by the Applicant with the Commission on June 12, 2000 and subsequently amended).

Exhibit T3C	Form of New Indenture among New Millennium Homes, LLC as issuer, NM Homes Two, Inc., as Guarantor, and U.S. Bank National Association, as Trustee.

Exhibit T3E.1	Form of Exchange Offer and Consent Solicitation.

Exhibit T3E.2	Form of Letter of Transmittal and Consent Form.

Exhibit T3E.3	Form of Letter to Brokers.

Exhibit T3E.4	Form of Letter from Brokers to Clients.

Exhibit T3E.5	Form of Letter to Registered Holders.

Exhibit T3E.6	Notice of Guaranteed Delivery.

Exhibit T3F

Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act (to be included as part of Exhibit T3C).

Exhibit 99.1	Statement of Eligibility and Qualification on Form T-1 of U.S. Bank National Association, as Trustee.

*	Previously filed.